UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Caesars Entertainment Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

127686103

(CUSIP Number)

Bradford Berenson

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127686103	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 100,860,813 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 100,860,813 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,860,813 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

* The calculation assumes that there are 703,452,351 shares of common stock (“Common Stock”) of Caesars Entertainment Corporation (the “Issuer”) outstanding as of October 6, 2017, which is based on information provided to the Reporting Persons (as defined herein) by the Issuer.

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CUSIP No. 127686103	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 100,860,813 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 100,860,813 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,860,813 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

* The calculation assumes that there are 703,452,351 shares of Common Stock of the Issuer outstanding as of October 6, 2017, which is based on information provided to the Reporting Persons by the Issuer.

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CUSIP No. 127686103	SCHEDULE 13D	Page 4 of 11 Pages

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1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 100,860,813 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 100,860,813 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,860,813 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

* The calculation assumes that there are 703,452,351 shares of Common Stock of the Issuer outstanding as of October 6, 2017, which is based on information provided to the Reporting Persons by the Issuer.

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Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at One Caesars Palace Drive, Las Vegas, Nevada 89109.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar V Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar V, L.P., a Delaware limited partnership, which is (i) the general partner of TPG V Hamlet AIV, L.P., a Delaware limited partnership, which is the managing member of TPG Hamlet Holdings, LLC, a Delaware limited liability company (“TPG Hamlet Holdings”), which directly holds 40,004,686 shares of Common Stock, (ii) the managing member of TPG Hamlet Holdings B, LLC, a Delaware limited liability company (“TPG Hamlet Holdings B” and, together with TPG Hamlet Holdings, the “TPG Funds”), which directly holds 5,487,393 shares of Common Stock, and (iii) one of the managing members of each of (a) Co-Invest Hamlet Holdings B, LLC, a Delaware limited liability company (“Co-Invest B”), which directly holds 41,030,371 shares of Common Stock, and (b) Co-Invest Hamlet Holdings, Series LLC, a Delaware limited liability company (“Co-Invest Series” and, together with Co-Invest B, the “Co-Invest Funds”), which directly holds 14,338,363 shares of Common Stock. Due to the terms of the limited liability company agreements governing Co-Invest B and Co-Invest Series, which require both of the managing members of each of Co-Invest B and Co-Invest Series to act unanimously in voting or disposing of assets, the shares of the Issuer’s Common Stock respectively held by the Co-Invest Funds are reported as beneficially owned by both co-managers and are included in the shares reported in this Schedule 13D. The shares of the Issuer’s Common Stock held by Apollo Management VI and its affiliates (the “Apollo Entities”), excluding the Co-Invest Funds and Hamlet Holdings LLC (“Hamlet Holdings”), are not included in this Statement on Form 3, and none of Apollo Management VI or the Apollo Entities are included herein as Reporting Persons.

Because of Group Advisors’ relationship to the TPG Funds and Co-Invest Funds, Group Advisors may be deemed to beneficially own the securities held by the TPG Funds and Co-Invest Funds. Messrs. Bonderman and Coulter are sole shareholders of Group Advisors, and may therefore be deemed to beneficially own the securities held by the TPG Funds and Co-Invest Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities held by the TPG Funds and Co-Invest Funds except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Bonderman is President of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Coulter is Senior Vice President of Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

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Each of Messrs. Bonderman, Coulter, Peterson and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On October 6, 2017, pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, by and between Caesars Acquisition Company (“Caesars Acquisition”) and the Issuer, as amended by the First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of February 20, 2017 (collectively, the “Merger Agreement”), Caesars Acquisition merged with and into the Issuer, with the Issuer being the surviving corporation (the “Merger”). At the effective time of the Merger, each share of common stock of Caesars Acquisition (“CAC Common Stock”) was converted into the right to receive 1.625 shares of Common Stock. Accordingly, pursuant to the Merger Agreement, the TPG Funds and Co-Invest Funds received in the aggregate, as merger consideration, 100,860,813 shares of Common Stock (plus cash in lieu of fractional shares) in exchange for the shares of common stock of Caesars Acquisition held prior to the Merger.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Effective upon the closing of the Merger, pursuant to the Amended and Restated Irrevocable Proxy dated as of October 6, 2017 (the “2017 Proxy”), each of the TPG Funds, Co-Invest Funds and certain persons affiliated with Apollo Management Holdings GP, LLC (together, the “Sponsor Entities”) granted Hamlet Holdings a proxy in respect of all of the shares Common Stock acquired by the Sponsor Entities in exchange for shares of CAC Common Stock as a result of the Merger (the “Subject Shares”). Pursuant to the 2017 Proxy, which amended and restated the Irrevocable Proxy in its entirety, each of the Sponsor Entities constituted and appointed Hamlet Holdings, with full power of substitution, its true and lawful proxy and attorney-in-fact to: (i) vote the Subject Shares held by that Sponsor Entity at any meeting (and any adjournment or postponement thereof) of the Issuer’s stockholders, and in connection with any written consent of the Issuer’s stockholders, and (ii) direct and effect the sale, transfer or other disposition of all or any part of the Subject Shares held by that Sponsor Entity, as and when so determined in the sole discretion of Holdings, subject to certain exceptions. All or a portion of the Subject Shares, as the case may be, held by a Sponsor Entity, will be released from and no longer be subject to the 2017 Proxy upon the earlier of (i) the sale, transfer or other disposition by Hamlet Holdings of such Subject Shares, or the sale, transfer or other disposition of such Subject Shares by a Sponsor Entity pursuant to tag-along rights agreed to among the Sponsor Entities under the 2017 Proxy whereby the Sponsor Entities could participate on a pro rata basis in the case of a sale of Subject Shares by a Sponsor Entity to a third party that is not affiliated with any of the Sponsor Entities, or (ii) with respect to all of the Subject Shares held by a Sponsor Entity, the delivery by a Sponsor Entity to the other Sponsor Entities of a written notice of the Sponsor Entity’s intent to terminate the proxy and release the Subject Shares from the transfer restrictions granted under the 2017 Proxy. Transfers among the Sponsor Entities and from a Sponsor Entity to an affiliate that signs a joinder to the 2017 Proxy are permitted, but all Subject Shares transferred in any such permitted transaction will remain subject to the 2017 Proxy until released as described above.

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The references to and descriptions of the Merger Agreement and 2017 Proxy set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of each of the Merger Agreement and 2017 Proxy, which are included as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D and are incorporated herein by reference.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence assumes that there are 703,452,351 shares of Common Stock of the Issuer outstanding as of October 6, 2017, which is based on information provided to the Reporting Persons by the Issuer. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 100,860,813 shares of Common Stock, which constitutes approximately 14.3% of the outstanding shares of Common Stock.

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

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Item 7. Material to be Filed as Exhibits.

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
2.	Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, by and between Caesars Acquisition Company and Caesars Entertainment Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 10-K filed on July 11, 2016), as amended by the First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of February 20, 2017, by and between Caesars Acquisition Company and Caesars Entertainment Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 10-K filed on February 21, 2017).
3.	Amended and Restated Irrevocable Proxy, dated as of October 6, 2017, made and granted by Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings B, LLC and Co-Invest Hamlet Holdings, Series LLC in favor of Hamlet Holdings LLC.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2017

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

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SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name Title

David Bonderman President

James G. Coulter Senior Vice President

Jon Winkelried Senior Vice President

Clive Bode Vice President and Secretary

Ken Murphy Vice President and Director

Michael LaGatta Vice President and Director

Joann Harris Chief Compliance Officer

Steven A. Willmann Treasurer

Martin Davidson Chief Accounting Officer

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INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
2.	Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, by and between Caesars Acquisition Company and Caesars Entertainment Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 10-K filed on July 11, 2016), as amended by the First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of February 20, 2017, by and between Caesars Acquisition Company and Caesars Entertainment Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 10-K filed on February 21, 2017).
3.	Amended and Restated Irrevocable Proxy, dated as of October 6, 2017, made and granted by Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings B, LLC and Co-Invest Hamlet Holdings, Series LLC in favor of Hamlet Holdings LLC.

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